Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR

February 9th, 2023

Fresenius Medical Care AG & Co. KGaA confirms review of the deconsolidation and a potential change of the legal form into a German stock corporation

Following press reports, Fresenius Medical Care AG & Co. KGaA (“Company”) confirms that Fresenius SE & Co. KGaA, which is holding approx. 32% of the shares of the Company and which is the sole shareholder of the general partner Fresenius Medical Care Management AG, is reviewing the deconsolidation of the Company. This review includes a potential change of the legal form of the Company into a German stock corporation (Aktiengesellschaft). The review of the required measures by the Company continues and the necessary decisions of the competent bodies are still outstanding. It therefore remains open whether a deconsolidation and a change of the legal form will occur.

Contact:
Dr. Dominik Heger
EVP | Head of Investor Relations, Strategic Development & Communications

dominik.heger@fmc-ag.com
P. +49 6172 609 2601